December 29, 2014

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4628

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	Rosetta Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 24, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 3, 2014
File No. 000-51801

Dear Mr. Schwall:

Rosetta Resources Inc. (the “Company”) acknowledges receipt of the letter dated December 22, 2014 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regards to the Company’s Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the quarterly period ended September 30, 2014. The letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the letter no later than January 23, 2015.

Please direct any questions or comments regarding the foregoing to me at (713) 335-4105.

Sincerely,

/s/ John E. Hagale
John E. Hagale
Executive Vice President and
Chief Financial Officer

cc:	Mr. James E. Craddock, Rosetta Resources Inc.

Rosetta Resources Inc.         717 Texas, Suite 2800         Houston, Texas         Tel 713.335.4000         Fax 713.335.4197

www.rosettaresources.com